FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Amends Annual Securities Report, Quarterly Reports, Financial Highlights and Management’s Report on Internal Control over Financial Reporting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2024

NOMURA HOLDINGS, INC.

By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Amends Annual Securities Report, Quarterly Reports, Financial Highlights and Management’s Report on Internal Control over Financial Reporting

Tokyo, April 12, 2024—Nomura Holdings, Inc. today announced that it has amended its Annual Securities Report, Quarterly Reports and Financial Highlights as below.

The amendments mainly correct certain presentation and classification errors within the consolidated statement of cash flows. Specifically, loans that were classified under cash flows from operating activities have been reclassified to cash flows from investing activities. This is a simple reclassification and there is no change to the firm’s balance of cash and cash equivalents at the end of the year.

In addition, there are no amendments to Nomura’s consolidated statements of income, consolidated balance sheets or unconsolidated financial statements, and no impact to Nomura’s income or capital levels.

Nomura also filed an amended Management’s Report on Internal Control over Financial Reporting under the provisions of Article 24-4-5, Paragraph 1 of the Financial Instruments and Exchange Act of Japan.

1.	Amended Reports

(1)	Annual Securities Report

For the fiscal year ended March 31, 2023 (119th)

(2)	Quarterly Reports

For the first quarter of the fiscal year ending March 31, 2024 (120th)

For the second quarter of the fiscal year ending March 31, 2024 (120th)

For the third quarter of the fiscal year ending March 31, 2024 (120th)

(3)	Financial Highlights

For the fiscal year ended March 31, 2023 (119th)

(4)	Management’s Report on Internal Control over Financial Reporting

For the fiscal year ended March 31, 2023 (119th)

Similar amendments correcting presentation and classification errors within the consolidated statement of cash flows will be made to the Annual Securities Reports, Quarterly Reports, Financial Highlights and Management’s Reports on Internal Control over Financial Reporting for the 115th, 116th, 117th, and 118th fiscal periods. Nomura is currently preparing the amended documents and will disclose them once finalized.

2.	Outline of Amendments

(1)	Annual Securities Report and Quarterly Reports

Nomura restated the consolidated statement of cash flows and related disclosure. As announced today in “Nomura Announces Corrections to Regulatory Capital and Liquidity Coverage Ratio Disclosures”, Nomura also made amendments to Quarterly Reports for the first quarter and the second quarter of the fiscal year ending March 31, 2024, for disclosure related to the firm’s consolidated capital adequacy ratio. For details, please refer to the amended Annual Securities Report and Quarterly Reports filed today.

(2)	Financial Highlights

The amendments are as follows.

Summary Information

•	1. Consolidated Operating Results

Accompanying Materials

•	1. Overview of Consolidated Operating Results

(3) Consolidated Financial Statements

•	3. Overview of Consolidated Operating Results

(5) Consolidated Statements of Cash Flows

Details of the amendments are underlined in the attachment below.

(3)	Management’s Report on Internal Control over Financial Reporting

Based on an evaluation of internal control over financial reporting, a material weakness was identified in regards to certain presentation and classification errors within the consolidated statement of cash flows. Accordingly, the Management’s Report on Internal Control over Financial Reporting has been amended.

Specifically, although Nomura management had concluded that its internal control over financial reporting was effective as of March 31, 2023, they determined that the presentation and classification errors within the consolidated statement of cash flows were a material weakness. As such, Nomura management concluded that internal control over financial reporting was not effective as of March 31, 2023.

Please note that Nomura adopts the standards generally accepted in the United States for the evaluation of internal control over financial reporting which may differ from the standards generally accepted in Japan for the evaluation of internal control over financial reporting.

(4)	Remediation plan

Nomura has performed a detailed review of the consolidated statements of cash flow in both the original filings and the amended version. In addition, Nomura has released a comprehensive internal policy and has provided training for relevant personnel.

Nomura has also decided to introduce a new process whereby senior finance and accounting policy personnel perform a comprehensive review of the consolidated statement of cash flows.

Through these initiatives, Nomura will work to mitigate the risk of similar errors occurring in the future.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Wealth Management, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Attachment

Summary Information

1. Consolidated Operating Results

(3) Cash Flows

(Original)

		(Millions of yen)
	For the year ended March 31
	2022	2023
Net cash used in operating activities	(1,368,710)	(974,750)
Net cash provided by (used in) investing activities	(45,301)	38,945
Net cash provided by financing activities	1,070,715	1,291,697
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,316,408	3,820,852

(Corrected)

		(Millions of yen)
	For the year ended March 31
	2022	2023
Net cash used in operating activities	(862,832)	(694,820)
Net cash used in investing activities	(593,182)	(233,225)
Net cash provided by financing activities	1,112,718	1,283,937
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,316,408	3,820,852

Accompanying Materials

1. Overview of Consolidated Operating Results

(3) Overview of Cash Flows

(Original)

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2023, increased by 504.4 billion yen compared to March 31, 2022. Cash flows from operating activities for the year ended March 31, 2023 were outflows of 974.8 billion yen due mainly to the increase in Trading assets and private equity and debt investments. Cash flows from investing activities for the year ended March 31, 2023 were inflows of 38.9 billion yen due mainly to Decrease in non-trading debt securities, net. Cash flows from financing activities for the year ended March 31, 2023 were inflows of 1,291.7 billion yen due primarily to Increase in long-term borrowings.

(Corrected)

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2023, increased by 504.4 billion yen compared to March 31, 2022. Cash flows from operating activities for the year ended March 31, 2023 were outflows of 694.8 billion yen due mainly to the increase in Trading assets and private equity and debt investments. Cash flows from investing activities for the year ended March 31, 2023 were outflows of 233.2 billion yen due mainly to Payments for purchases or origination of other non-trading loans. Cash flows from financing activities for the year ended March 31, 2023 were inflows of 1,283.9 billion yen due primarily to Proceeds from issuances of long-term borrowings.

3. Overview of Consolidated Operating Results

(5) Consolidated Statements of Cash Flows

(Original)

	Millions of yen

	For the year ended
	March 31, 2022	March 31, 2023
Cash flows from operating activities:
Net income	146,533	91,676
Adjustments to reconcile net income to Net cash used in operating activities:
Depreciation and amortization	59,524	61,424
(Gain) loss on investments in equity securities	(5,446)	1,426
Gain on investments in subsidiaries and affiliates	(79,396)	(23,889)
(Gain) loss on disposal of office buildings, land, equipment and facilities	(3,490)	344
Changes in operating assets and liabilities:
Time deposits	(23,064)	(70,532)
Deposits with stock exchanges and other segregated cash	(18,408)	170,632
Trading assets and private equity and debt investments	1,254,261	(1,576,531)
Trading liabilities	(284,747)	467,257
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(2,220,493)	(590,424)
Securities borrowed, net of securities loaned	595,116	834,438
Other secured borrowings	2,120	(62,416)
Loans and receivables, net of allowance for doubtful accounts	(412,429)	178,254
Payables	(247,980)	(139,417)
Bonus accrual	(1,865)	(3,319)
Other, net	(128,946)	(313,673)

Net cash used in operating activities	(1,368,710)	(974,750)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(111,331)	(171,165)
Proceeds from sales of office buildings, land, equipment and facilities	94,985	63,648
Proceeds from sales of investments in equity securities	2,502	35,499
Increase in loans receivable at banks, net	(112,782)	(84,570)
Decrease (increase) in non-trading debt securities, net	(51,065)	159,558
Business combinations or disposals, net	—	16,950
Decrease in investments in affiliated companies, net	103,437	18,180
Other, net	28,953	845

Net cash provided by (used in) investing activities	(45,301)	38,945

Cash flows from financing activities:
Increase in long-term borrowings	3,895,059	2,337,586
Decrease in long-term borrowings	(2,670,106)	(1,230,365)
Decrease in short-term borrowings, net	(475,509)	(81,925)
Increase in deposits received at banks, net	448,099	326,299
Proceeds from sales of common stock held in treasury	11	4
Payments for repurchases of common stock in treasury	(39,650)	(24,728)
Payments for cash dividends	(70,714)	(57,262)
Transactions with noncontrolling interests, net	(16,475)	—
Contributions from noncontrolling interests	—	59,718
Distributions to noncontrolling interests	—	(37,630)

Net cash provided by financing activities	1,070,715	1,291,697

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	149,693	148,552

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	(193,603)	504,444
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,510,011	3,316,408

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,316,408	3,820,852

(Corrected)

	Millions of yen
	For the year ended
	March 31, 2022	March 31, 2023
Cash flows from operating activities:
Net income	146,533	91,676
Adjustments to reconcile net income to Net cash used in operating activities:
Depreciation and amortization	59,524	61,424
Provision for credit losses	8,749	(4,047)
(Gain) loss on investments in equity securities	(5,446)	1,426
Gain on investments in subsidiaries and affiliates	(79,396)	(23,889)
(Gain) loss on disposal of office buildings, land, equipment and facilities	(3,490)	344
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	(18,408)	170,632
Trading assets and private equity and debt investments	1,229,557	(1,623,037)
Trading liabilities	(284,747)	467,257
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(2,220,493)	(590,424)
Securities borrowed, net of securities loaned	595,116	834,438
Margin loans and receivables	111,468	472,811
Payables	(247,980)	(139,417)
Bonus accrual	(1,865)	(3,319)
Other, net	(151,954)	(410,695)

Net cash used in operating activities	(862,832)	(694,820)

Cash flows from investing activities:
Payments for placements of time deposits	(227,644)	(344,117)
Proceeds from redemption or maturity of time deposits	199,475	284,705
Payments for purchases of office buildings, land, equipment and facilities	(111,331)	(171,165)
Proceeds from sales of office buildings, land, equipment and facilities	94,985	63,648
Payments for purchases of equity investments	(3,142)	(4,471)
Proceeds from sales of equity investments	41,089	52,299
Net cash outflows from loans receivable at banks	(110,811)	(84,362)
Payments for purchases or origination of other non-trading loans	(5,695,122)	(4,702,061)
Proceeds from sales or repayments of other non-trading loans	5,172,221	4,486,651
Net cash outflows from interbank money market loans	(808)	(62)
Payments for purchases of non-trading debt securities	(106,390)	(45,910)
Proceeds from sales or maturity of non-trading debt securities	55,325	205,468
Divestures, net of cash disposed of	—	16,950
Payments for purchases of investments in affiliated companies	(5,674)	(25,119)
Proceeds from sales of investments in affiliated companies	109,111	43,299
Other, net	(4,466)	(8,978)

Net cash used in investing activities	(593,182)	(233,225)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	3,894,613	2,208,422
Payments for repurchases or maturity of long-term borrowings	(2,656,233)	(1,115,171)
Proceeds from issuances of short-term borrowings	1,743,817	2,630,083
Payments for repurchases or maturity of short-term borrowings	(2,164,098)	(2,694,588)
Net cash inflows from interbank money market borrowings	12,925	48,197
Net cash inflows (outflows) from other secured borrowings	30,753	(52,915)
Net cash inflows from deposits received at banks	372,575	328,867
Payments for withholding taxes on stock-based compensation	(10,816)	(9,060)
Proceeds from sales of common stock	11	4
Payments for repurchases of common stock	(39,650)	(24,728)
Payments for cash dividends	(70,714)	(57,262)
Contributions from noncontrolling interests	42,881	59,718
Distributions to noncontrolling interests	(43,346)	(37,630)

Net cash provided by financing activities	1,112,718	1,283,937

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	149,693	148,552

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	(193,603)	504,444
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,510,011	3,316,408

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,316,408	3,820,852